Filed Pursuant to Rule 424(b)(3)
Registration No. 333-270496

PROSPECTUS SUPPLEMENT

(Holding company for BayVanguard Bank)

Up to 13,225,000 Shares of Common Stock

(Subject to Increase to up to 15,208,750 Shares)

Price: $10.00 Per Share

This prospectus supplement supplements the prospectus dated May 15, 2023, and should be read carefully and together with the prospectus.

We are increasing the purchase limitations in the stock offering and resoliciting maximum purchasers from the subscription offering.

We must sell at least 9,775,000 shares of common stock to complete the conversion and stock offering. The subscription offering expired on June 21, 2023. As of that date, we had received valid stock orders for approximately 52.3% of the required minimum number of shares we must sell to complete the conversion and stock offering. To facilitate the sale of additional shares of common stock, we have increased the maximum stock purchase limitations in our offering and are providing only those persons who previously submitted orders for $700,000 of our common stock in the subscription offering and who indicated on their stock order forms the desire to be resolicited if the stock purchase limitations were increased the opportunity to increase their orders up to the new maximum purchase limitations. The maximum stock purchase limitations have been increased as described below:

	New Limit	Old Limit
Individual	$4,800,000 (480,000 shares)	$700,000 (70,000 shares)
Group	$4,800,000 (480,000 shares)	$700,000 (70,000 shares)

Orders may be increased by submitting a supplemental stock order form, together with full payment of immediately available funds, for the additional shares ordered so that it is received by us (not postmarked) before 4:30 p.m., Eastern Time, on June 30, 2023. The total amount of stock that you order, including your previous order, must comply with the purchase limitations set forth above.

Completion of the conversion and stock offering is subject to certain conditions.

Completion of the conversion and stock offering remains subject to final regulatory approval, the approval of the stockholders of BV Financial, Inc. and the members of Bay-Vanguard, M.H.C., Inc., and the sale of at least 9,775,000 shares of common stock, which is the minimum of the offering range.

This investment involves a degree of risk, including the possible loss of principal. See “Risk Factors” beginning on page 17 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Commissioner of Financial Regulation for the State of Maryland, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, contact the Stock Information Center at (443) 637-6212.

The date of this prospectus supplement is June 23, 2023.